John C. Foti, President

VIA EDGAR AND OVERNIGHT MAIL

August 30, 2012

Kathy Churko
Senior Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-2000

Re: Grand Prix Investors Trust, File Nos. 811-22439 and 333-168095

Dear Ms. Churko:

Grand Prix Investors Trust is responding to supplemental comments that you provided on May 17, 2012. We had responded by a letter dated May 8, 2012 to comments provided on February 1, 2012 with respect to Annual Reports included in Forms N-CSR filed by us on behalf of our series, Grand Prix Investors Fund (the "Fund").

1. Comment: Please reconcile the differing presentation of advisory fees paid and payable between Note 3 in the Fund's Annual Report and the Statement of Additional Information.

Response: Upon review, we note that the Statement of Additional Information incorrectly described $7,768 of advisory fees as paid, when $1,423 of this amount should have been described as payable. We undertake to review and correctly state such amounts in each future Statement of Additional Information.

2. Comment: Please describe the regulatory authority for making payment of 12b-1 fees to the Fund's adviser, and indirectly, to other individuals or entities that (like the adviser) are not registered as broker-dealers or as representatives of a registered broker-dealer.

Response: Under Rule 12b-1 promulgated under the Investment Company Act of 1940, we may make payments in connection with the distribution of Fund shares pursuant to our 12b-1 plan filed as Exhibit 99.28.m to its Form N-1/A filed with the Commission on October 21, 2010 (the "Plan").

As with other 12b-1 plans, the Plan provides that the Fund shall make payments to its registered investment adviser, Autosport Fund Advisors, Inc. (the "Adviser"), that the Adviser will use to pay expenses for Distribution Activities on behalf as agent of us.

These Distribution Activities include the following as well as any other activities related to the distribution of Shares, either directly or through other persons with which we have entered into agreements related to the Plan:

(a) payments, including incentive compensation, to securities dealers or other financial intermediaries, financial institutions, investment advisers and others that are engaged in the sale of shares of the Fund, or that may be advising our shareholders regarding the purchase, sale or retention of shares of the Fund;

(b) expenses of maintaining personnel (including personnel of organizations with which we have entered into agreements related to this Plan) who engage in or support distribution of shares of the Fund;

(c) costs of preparing, printing and distributing prospectuses and statements of additional information and reports of the Fund for recipients other than existing shareholders of the Fund;

(d) costs of formulating and implementing marketing and promotional activities, including, but not limited to, sales seminars, direct mail promotions and television, radio, newspaper, magazine and other mass media advertising;

(e) costs of preparing, printing and distributing sales literature;

(f) costs of obtaining such information, analyses and reports with respect to marketing and promotional activities as we may, from time to time, deem advisable; and

(g) costs of implementing and operating the Plan

Of the above, only payments under (a) should require recipients of such payments to register as broker-dealers. We undertake that any agreements we enter into to pay such incentive compensation will be made only with broker-dealers registered as such with the Commission who are members of the Financial Industry Regulatory Authority ("FINRA").

Payments for the other items above (e.g., paying for advertising, the printing and mailing of prospectuses to new investors, and the printing and mailing of sales literature) should not require recipients to register as broker-dealers.

Mr. John Foti is deemed not to be a broker under Rule 3a4-1(a) as an associated person of the issuer as defined in Exchange Act Rule 3a4-1(c)(1)(iv) as he is not compensated in connection with his participation in the Offering.

We note that, as discussed in our response letter to the Commission dated May 8, 2012, the payment to the Advisor of an amount annually from the Fund amounting to 0.25% of its average daily net assets to pay for coordinating all distribution-related activities and payment of all distribution related expenses is not contingent on sales of shares.

We acknowledge:

- We are responsible for the adequacy and accuracy of the disclosure in the filings;
- Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
- We may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please contact the undersigned at 949-481-2352.

Sincerely,

Grand Prix Investors Trust

By: John Foti
Its: Trustee